UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.
Sebastian Tiller, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR 2006 Fund (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,480,107*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,397,800*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR Associates 2006 (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,480,107*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,397,800*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR 2006 Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,480,107*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,397,800*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,480,107*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,397,800*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,480,107*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,397,800*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,480,107*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,397,800*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,480,107*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,397,800*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR Partners II (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
288,021*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
1,050,119*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,205,714*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
KKR PI-II GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
288,021*

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
1,050,119*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,205,714*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
82,685,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,842,183*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,685,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
82,685,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,842,183*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,685,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on February 16, 2017, as amended by Amendment No. 1 filed on April 25, 2018, Amendment No. 2 filed on November 20, 2018, Amendment No. 3 filed on June 19, 2019 and Amendment No. 4 filed on September 13, 2019 (as amended, the “Statement” or “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement.  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Statement.

This Amendment No. 5 reflects, among other things, a reduction in reported beneficial ownership due to the distribution of an aggregate of 17,229,423 shares of Class B Common Stock by Wengen Alberta, Limited Partnership (“Wengen”) to its investors, including certain of the Reporting Persons, on a pro rata basis as described further in Item 5 below.

Item 2.	Identity and Background.

Item 2 of this Statement is hereby amended and restated as follows:

(a), (f) This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Partners II (International), L.P., a Cayman Islands exempted limited partnership (“KKR Partners II”);

(ii)	KKR PI-II GP Limited, a Cayman Islands exempted limited company (“KKR Partners II GP”);

(iii)	KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR 2006 Overseas”);

(iv)	KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates 2006”);

(v)	KKR 2006 Limited, a Cayman Islands exempted limited company (“KKR 2006 Limited”);

(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership (“KKR Group Partnership”);

(vii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(viii)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(ix)	KKR Management LLP, a Delaware limited liability partnership (“KKR Management”);

(x)	Henry R. Kravis, a United States citizen; and

(xi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

KKR Partners II GP is the general partner of KKR Partners II.  KKR Associates 2006 is the general partner of KKR 2006 Overseas. KKR 2006 Limited is the general partner of KKR Associates 2006. KKR Group Partnership is the sole shareholder of KKR 2006 Limited. KKR Group Holdings is the general partner of KKR Group Partnership.  KKR & Co. is the sole shareholder of KKR Group Holdings. KKR Management is the Series I preferred stockholder of KKR & Co. Messrs. Kravis and Roberts are the founding partners of KKR Management.

Each of Messrs. Kravis, Roberts, Robert Antablin, Joseph Bae, Webster Chua, Johannes Huth, Robert Lewin, Henry McVey, Scott Nuttall, David Rockecharlie, and David Sorkin is a director of KKR Partners II GP.  Each of Messrs. Kravis, Roberts, Lewin and Sorkin is a director of KKR 2006 Limited.  Each of Messrs. Bae, Nuttall, Lewin and Sorkin is a director of KKR Group Holdings and each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin is an executive officer of KKR Group Holdings and KKR & Co.  The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Antablin, Bae, McVey, Nuttall, Rockecharlie and Sorkin, is a United States citizen.  Messrs. Chua and Lewin are Canadian citizens and Mr. Huth is a German citizen.

The Reporting Persons have entered into a joint filing agreement, dated February 16, 2017, a copy of which is filed as Exhibit A to the Schedule 13D filed on February 16, 2017.

(b)          The address of the business office of each of the Reporting Persons and persons named in Item 2, other than as noted below, is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Huth is:

c/o Kohlberg Kravis Roberts & Co. Partners LLP
Stirling Square, 7 Carlton Gardens
London SW1Y 5AD, United Kingdom

The address of the principal business office of Mr. Antablin is:

c/o Kohlberg Kravis Roberts & Co. L.P.
600 Travis Street, Suite 7200
Houston, Texas 77002

(c)          Each of KKR 2006 Overseas LP, KKR Group Partnership, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company.  KKR 2006 Overseas and KKR Partners II (the “KKR Investors”) are investment vehicles.  KKR Partners II GP, KKR Associates 2006 and KKR 2006 Limited are each principally engaged in the business of being a general partner, as described above.

The present principal occupation or employment of each Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin, Antablin, Chua, Huth, McVey and Rockecharlie is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates (together, with its affiliates, “KKR”).  The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Statement are hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 82,685,821 shares of Class A Common Stock, which represents, in the aggregate, approximately 43.0% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, including as a result of their indirect ownership of Class B Common Stock through Wengen.

Wengen beneficially owns an aggregate of 68,917,693 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including certain investment funds and other investors affiliated with or managed by KKR, Cohen Private Ventures, LLC (together with its affiliates, “CPV”), Sterling Fund Management, LLC (together with its affiliates and investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with KKR, CPV and Sterling, the “Wengen Investors”). The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors that includes representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined in Item 6 of the Schedule 13D), the Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the KKR Investors, and certain of their affiliates may be deemed to have shared voting power over the 68,917,693 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 68,917,693 shares of Class B Common Stock held by Wengen, KKR 2006 Overseas and KKR Partners II may be deemed to have voting and investment power over approximately 18,311,957 and 762,098 shares of Class B Common Stock owned directly by Wengen, respectively.  The above does not include shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 of the Schedule 13D. Based on information provided by the Issuer in its definitive information statement filed with the Securities and Exchange Commission on November 20, 2020, an aggregate of 447,585 shares of Class B Common Stock was subject to such voting proxy as of October 1, 2020.

Each of KKR 2006 Overseas and KKR Partners II directly holds 13,480,107 and 288,021 shares of Class A Common Stock, respectively.  As a result of their direct ownership of Class A Common Stock and their indirect interest in Class B Common Stock held by Wengen, in the aggregate, KKR 2006 Overseas and KKR Partners II may be deemed to have a direct economic interest in approximately 31,792,064 and 1,050,119 shares of Common Stock, respectively, for a total interest of approximately 32,842,183 shares of Common Stock, equal to 16.7% of the total Common Stock.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on shares of Class A Common Stock outstanding prior to the Wengen Distribution (as defined below), as provided by the Issuer, plus the additional 17,229,463 shares of Class A Common Stock issued in connection with the Wengen Distribution and (2) 68,917,693 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen.The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

Each of KKR Associates 2006 (as the general partner of KKR 2006 Overseas), KKR 2006 Limited (as the general partner of KKR Associates 2006), KKR Group Partnership (as the sole shareholder of each of KKR 2006 Limited), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the Series I preferred stockholder of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management), may be deemed to be the beneficial owner of the securities held directly by KKR 2006 Overseas and Wengen, in each case, as described more fully in this Statement.

KKR Partners II GP (as the general partner of KKR Partners II) may be deemed to be the beneficial owner of the securities held directly by KKR Partners II and Wengen.  In addition, Messrs. Henry R. Kravis and George R. Roberts, may be deemed to be the beneficial owner of the securities held directly by KKR Partners II, and each disclaims beneficial ownership of such securities.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owners of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates separately report their beneficial ownership of Class A Common Stock on separate Schedule 13D filings.

To the best knowledge of the Reporting Persons, none of the other persons named or referred to in Item 2 beneficially owns any shares of Class A Common Stock.

(c) On March 26, 2021, Wengen distributed an aggregate of 17,229,423 shares of Class B Common Stock to its investors, pro rata based on their respective ownership interest in Wengen, which shares of Class B Common Stock automatically converted into shares of Class A Common Stock on a one-for-one basis in connection with such distribution (the “Wengen Distribution”).  In the Wengen Distribution, KKR 2006 Overseas and KKR Partners II received 4,577,995 and 190,525 shares of Class A Common Stock in respect of their ownership interest in Wengen, respectively.  Other than as described in this Item 5(c), none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named or referred to in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

N.  Power of Attorney granted by Robert H. Lewin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2021

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

	By:	KKR Associates 2006 (Overseas), Limited Partnership, its general partner
	By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR 2006 LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR PARTNERS II (INTERNATIONAL), L.P.

By:	KKR PI-II GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR PI-II GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico and Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutierrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

EXHIBIT N

POWER OF ATTORNEY

Know all men by these presents that Robert H. Lewin does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Robert H. Lewin
Name: Robert H. Lewin

Date: January 14, 2020